Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

March 19, 2014

GeoPark Limited
Florida 851, Piso 1
Buenos Aires, Argentina

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves evaluation of the net proved crude oil, condensate, and sales-gas reserves, as of December 31, 2013, of certain selected properties in Chile, Colombia, Brazil, and Argentina in which GeoPark Limited (GeoPark) has represented that it owns an interest. This evaluation was completed on March 19, 2014. GeoPark has represented that these properties account for 100 percent on a net equivalent barrel basis of GeoPark’s net proved reserves as of December 31, 2013. GeoPark has represented that it operates 70 percent of the total proved reserves evaluated herein. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S K and is to be used for inclusion in certain SEC filings by GeoPark.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2013. Net reserves are defined as that portion of the gross reserves attributable to GeoPark’s working interest after deducting royalties paid in kind. GeoPark has advised that its interests include interests of minority shareholders not owned by GeoPark.

Estimates of oil, condensate, and natural gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the

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uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with GeoPark personnel, from GeoPark files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by GeoPark with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such

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cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

There are no reserves estimated for the Argentina fields at this time due to the uneconomic status of current operations and the proximity to the end of concession for these fields which does not allow for future capital investment of the fields.

Gas quantities estimated herein are sales-gas volumes expressed at a temperature base of zero degrees Celsius (°C) and a pressure base of 1 kilogram per square centimeter (kg/cm2) for the fields in Chile, a temperature base of 60 °F and a pressure base of 14.7 pounds per square inch absolute (psia) for the fields in Colombia, a temperature base of 20 °C and a pressure base of 1 atmosphere for the field in Brazil, and a temperature base of 59 degrees Fahrenheit (°F) and a pressure base of 14.696 psia for the fields in Argentina. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing.

The oil and condensate reserves estimated in this report are expressed in terms of 42 United States gallons per barrel. Oil and condensate reserves are to be recovered by conventional field operations.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-

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decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and

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reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

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(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be recategorized as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. No probable or possible reserves have been evaluated for this report.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs. All prices are expressed in United States dollars (U.S.$).

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Oil and Condensate Prices

GeoPark has represented that the oil and condensate prices were based on a 12-month average price, calculated as the unweighted average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. For the fields located in Chile, the average adjusted product price attributable to estimated proved reserves was U.S.$84.49 per barrel for crude oil and condensate, based on a 12-month average West Texas Intermediate reference price of U.S.$97.39 per barrel. For the fields located in Colombia, the volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$72.80 per barrel for crude oil, based on a 12-month average West Texas Intermediate reference price of U.S.$97.39 per barrel. For the field located in Brazil, the average adjusted product price attributable to estimated proved reserves was U.S.$108.33 per barrel for condensate, based on a 12-month average Brent reference price of U.S.$108.66 per barrel. GeoPark supplied differentials by field to the reference prices, and these prices were held constant for the lives of the properties.

Natural Gas Prices

GeoPark has represented that the natural gas prices are defined by contractual agreements based on specific market conditions. The average adjusted product price attributable to estimated proved reserves for the fields located in Chile was U.S.$4.85 per thousand cubic feet (Mcf). The average adjusted product price attributable to estimated proved reserves for the field located in Brazil was U.S.$7.54 per Mcf. These prices were held constant for the lives of the properties.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by GeoPark, were used in estimating future costs required to operate the properties. In certain cases, future

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costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2013, estimated proved oil and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

Our estimates of GeoPark’s net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2013
	Oil and Condensate (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (MMboe)

Chile
Proved Developed	2,236.6	10,037	3.9
Proved Undeveloped	3,138.4	22,122	6.8

Total Chile	5,375.0	32,159	10.7

Colombia
Proved Developed	3,250.9	0	3.3
Proved Undeveloped	6,175.7	0	6.1

Total Colombia	9,426.6	0	9.4

Brazil
Proved Developed	89.0	28,767	4.9
Proved Undeveloped	61.0	20,000	3.4

Total Brazil	150.0	48,767	8.3

Argentina
Proved Developed	0.0	0	0.0
Proved Undeveloped	0.0	0	0.0

Total Argentina	0.0	0	0.0

Total Proved	14,951.6	80,926	28.4

Notes:
1.     Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.
2.     The estimates above include the interests of minority shareholders not owned by GeoPark (LG International owns a 20-percent equity interest in the GeoPark affiliate which owns interests in the Chile – Fell Block, a 31.2-percent equity interest in the GeoPark affiliate which owns interests in the Chile – Flamenco Block, and a 20-percent equity interest in the GeoPark affiliate which owns interests in the evaluated Colombia properties).
3.     Totals may vary due to rounding.

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In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in GeoPark. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of GeoPark. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

[SEAL]	/s/ R.M. Shuck, P.E.
R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, R. M. Shuck, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to GeoPark dated March 19, 2014, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended the University of Houston, and that I graduated with a Bachelor of Science degree in Chemical Engineering in the year 1977; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 36 years of experience in oil and gas reservoir studies and evaluations.

[SEAL]	/s/ R.M. Shuck, P.E.
R. M. Shuck, P.E.
Senior Vice President
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